SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PLAY LA INC.

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(NAME OF ISSUER)

COMMON STOCK, NO PAR VALUE PER SHARE

(TITLE OF CLASS OF SECURITIES)

G7147T 108

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(CUSIP NUMBER)

DAVID HALLONQUIST

1355 MAIN STREET, NORTH VANCOUVER, BC CANADA V7J 1C4

TEL: (604) 980 - 5361

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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON

AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

DECEMBER 30, 2008

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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS

        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        DAVID HALLONQUIST

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|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

       (a)[ ]                                                 (b)[X]

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|3|     SEC  USE  ONLY

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|4|     SOURCE  OF  FUNDS*

        PF

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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS

        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]

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|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

        Canada

 |7|  SOLE  VOTING  POWER

NUMBER  OF

2,925,000

SHARES           ---------------------------------------------------------------

BENEFICIALLY

|8|  SHARED  VOTING  POWER

OWNED  BY  EACH

N/A

REPORTING        ---------------------------------------------------------------

PERSON  WITH

|9|  SOLE  DISPOSITIVE  POWER

2,925,000

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|10|     SHARED  DISPOSITIVE  POWER

         N/A

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|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

         2,925,000

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|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  *          N/A

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|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

         25%

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|14|     TYPE  OF  REPORTING  PERSON  *

         IN

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ITEM  1.  Security  and  Issuer.

Schedule 13D  relates  to  the  Common  Stock  of  Play LA Inc. (the “Company”).  The principal executive offices of the Company are located at 20 Mount Clapham, St Michaels, BB 14005, Barbados, WI.

ITEM  2.  Identity  and  Background

(a)-(c)  This    Schedule  13D  is being filed by David Hallonquist.  Mr. Hallonquist's business address is  1355 Main Street, North Vancouver, BC Canada V7J 1C4. Mr. Hallonquist serves as the Company's chief executive officer and director.

(d)-(e)  During the last five years, Mr. Hallonquist: (i) has not been convicted in a criminal  proceeding  (excluding traffic violations or similar misdemeanors); or (ii)  was not a party to a civil proceeding of a judicial or administrative body of  competent  jurisdiction and as a result of such proceeding was or is subject to  a  judgment,  decree  or  final  order  enjoining  future  violations of, or prohibiting or mandating activities subject to, federal or state securities laws or  finding  any  violation  with  respect  to  such  laws.

(f)  Mr.  Hallonquist is a citizen of Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

On December 20, 2005, Mr. Halloquist purchased 2,925,000 shares of the Company pursuant to a private placement for $29,250. The source of funds was Mr. Hallonquist’s personal funds.

ITEM  4.  Purpose  of  Transaction

Purchaser acquired the securities of the Company for investment purposes and the transaction was undertaken to provide Mr. Hallonquist, a director and officer, with an interest in the Company.

Mr. Hallonquist does not have any plans or proposals which relate to or result in:

(a)     the acquisition  by  any person of additional securities of the Company,  or the disposition  of securities of the Company;

(b)     an  extraordinary  transaction,  such  as  a  merger,  reorganization or liquidation,  involving the Company;

(c)   a sale or transfer of material amount of assets of the Company;

(d)     any  change  in  the  present  board  of  directors  or  management  of the Company,  including  any  plans or proposals to change the number of term of directors or to fill any  existing  vacancies  on  the  board;

(e)     any material change in the present capitalization or dividend policy of the Company;

(f)     any other  material  changes  in the Company's business or corporate  structure;

(g)     changes in the Company's charter, bylaws or instruments corresponding  thereto  or  other actions  which  may impede the acquisition of control  of the Company by  any  person;

(h)     causing  a  class  of  securities  of the Company to be delisted  from  a  national  securities exchange or cease to be authorized to be quoted in an inter-dealer  quotation  system of a registered national securities association;

(i)     a class of equity  securities  of  the Company becoming eligible  for  termination  of  registration pursuant to Section 12(g)(4) of the Securities  Exchange  Act  of  1934;  or

(j)     any action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a)     Mr.  Hallonquist beneficially owns 2,925,000 shares of Common Stock, no par value, of the Company.  The shares of Common Stock beneficially owned by Mr. Hallonquist constitute 25 % of the total number of shares of Common Stock of the Company, based upon 11,520,000 shares of Common Stock outstanding as of December 30, 2008.

(b)     Mr.  Hallonquist has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Hallonquist.

(c)     Mr.  Hallonquist acquisition of the Common Stock as a result of the transactions discussed  in  ITEM  4,  above.

(d)     No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities directly owned by Mr. Hallonquist.

ITEM  6. Contracts, Arrangements, Understanding or Relationships with Respect to

Securities of the Issuer

None.

ITEM  7.  Material  to  be  Filed  as  Exhibits.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2009              By:  /s/  David Hallonquist

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                                                               Shareholder